November 5, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7561

Commissioners:

We have read Item 4.01(a) of PDC 2002-D Limited Partnership’s Form 8-K filed on November 5, 2010, and are in agreement with the statements made in the second, third, fourth, and fifth paragraphs.  We have no basis on which to agree or disagree with the statements made in the first paragraph.

/s/ Schneider Downs & Co., Inc.